Exhibit 1.2

RADWARE LTD.

NOTICE OF EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS
TO BE HELD ON WEDNESDAY, MARCH 27, 2013

Notice is hereby given that an Extraordinary General Meeting of Shareholders (the “Meeting”) of RADWARE LTD. (the “Company”) will be held on Wednesday, March 27, 2013, at 3:00 p.m. (Israel time), at the offices of the Company, 22 Raoul Wallenberg Street, Tel Aviv 69710, Israel, for the following purposes:

1.
To authorize our Board of Directors to effect a forward share split of all of our ordinary shares at a ratio of two-for-one (2:1), and, in connection therewith, amend the Company’s Memorandum and Articles of Association to change the number and par value of the Company's ordinary shares from 30,000,000 ordinary shares, par value NIS 0.10 per share, to 60,000,000 ordinary shares, par value NIS 0.05 per share; and

2.	Transact such other business as may properly come before the Extraordinary General Meeting or any adjournment thereof.

Shareholders of record at the close of business on February 19, 2013, are entitled to notice of, and to vote at, the Meeting. All shareholders are cordially invited to attend the Meeting in person.

Whether or not you plan to attend the Meeting, you are urged to promptly complete, date and sign the enclosed proxy and to mail it in the enclosed envelope, which requires no postage if mailed in the United States. Return of your proxy does not deprive you of your right to attend the Meeting, to revoke the proxy and to vote your shares in person.

               Joint holders of shares should take note that, pursuant to Article 32 of the Articles of Association of the Company, a notice may be given by the Company to the joint holders of a share by giving notice to the joint holder named first in the Company’s register of shareholders in respect of the shares.

By Order of the Board of Directors /s/ Roy Zisapel ROY ZISAPEL President and Chief Executive Officer

Date: February 19, 2013

RADWARE LTD.
22 RAOUL WALLENBERG ST.
TEL AVIV 69710, ISRAEL
_____________________

PROXY STATEMENT
_____________________

EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

This Proxy Statement is furnished to the holders of ordinary shares, NIS 0.10 par value per share (the “Ordinary Shares”) of RADWARE LTD. (“Radware”, “we” or the “Company”) in connection with the solicitation by the Board of Directors of proxies for use at the Extraordinary General Meeting of Shareholders (the “Meeting”), or at any postponements or adjournments thereof, pursuant to the accompanying Notice of Extraordinary General Meeting of Shareholders. The Meeting will be held on Wednesday, March 27, 2013 at 3:00 p.m. (Israel time), at the offices of the Company, 22 Raoul Wallenberg Street, Tel Aviv 69710, Israel.

SOLICITATION OF PROXIES

                It is proposed that at the Meeting the following resolution be adopted:

1.
To authorize our Board of Directors to effect a forward share split of all of our Ordinary Shares at a ratio of two-for-one (2:1), and, in connection therewith, amend the Company’s Memorandum and Articles of Association to change the number and par value of the Company's ordinary shares from 30,000,000 ordinary shares, par value NIS 0.10 per share, to 60,000,000 ordinary shares, par value NIS 0.05 per share; and

2.	Transact such other business as may properly come before the Meeting or any adjournment thereof.

The Company is currently not aware of any other matters that will come before the Meeting. If any other matters properly come before the Meeting, the persons designated as proxies intend to vote thereon in accordance with their best judgment on such matters.

Shareholders may elect to vote their shares once, either by attending the Meeting in person, or by appointing a duly executed proxy as detailed below.

A form of proxy for use at the Meeting and a return envelope for the proxy are also enclosed. Shareholders may revoke the authority granted by their execution of proxies at any time before the effective exercise thereof by filing with the Company a written notice of revocation or duly executed proxy bearing a later date, or by voting in person at the Meeting. However, if the shareholder attends the Meeting and does not elect to vote in person, his or her proxy will not be revoked. All valid proxies received at least two hours prior to the Meeting will be voted in accordance with the instructions specified by the shareholder. If a proxy card is returned without instructions, the persons named as proxy holders on the proxy card will vote in accordance with the recommendations of the Board of Directors, as described above. If specification is made by the shareholder on the form of proxy, the Ordinary Shares represented thereby will be voted in accordance with such specification. On all matters considered at the Meeting, abstentions and broker non-votes will be treated as neither a vote “for” nor “against” the matter, although they will be counted in determining if a quorum is present.

Proxies for use at the Meeting are being solicited by the Board of Directors of the Company. Proxies are being mailed to shareholders on or about February 20, 2013 and will be solicited chiefly by mail; however, certain officers, directors, employees and agents of the Company, none of whom will receive additional compensation therefor, may solicit proxies by telephone, telegram or other personal contact. The Company will bear the cost for the solicitation of the proxies, including postage, printing and handling, and will reimburse the reasonable expenses of brokerage firms and others for forwarding material to the beneficial owners of shares.

RECORD DATE; OUTSTANDING VOTING SECURITIES; VOTING RIGHTS

Only shareholders of record at the close of business on February 19, 2013, will be entitled to notice of, and to vote at, the Meeting and any adjournments or postponements thereof. As of February 1, 2013, the Company had issued and outstanding 22,208,368 Ordinary Shares (excluding 1,795,957 treasury shares).

Two or more persons, each being a shareholder, a proxy for a shareholder or an authorized representative of a corporate shareholder, holding together Ordinary Shares that confer in the aggregate 35% of the voting power of the Company, present in person or by proxy and entitled to vote, will constitute a quorum at the Meeting.

If within an hour from the time appointed for the Meeting a quorum is not present, the Meeting, if convened upon requisition under the provisions of the Israeli Companies Law, shall be dissolved, but in any other case it shall stand adjourned to the same day in the next week, at the same time and place, or to such day and at such time and place as the Chairman may determine with the consent of the holders of a majority of the voting power represented at the Meeting, in person or by proxy, and voting on the question of adjournment.  No business shall be transacted at any adjourned meeting except business which might lawfully have been transacted at the Meeting as originally called. At such adjourned meeting, any two shareholders, present in person or by proxy, shall constitute a quorum.

SECURITY OWNERSHIP BY CERTAIN
BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth, as of February 1, 2013, (i) the number of Ordinary Shares owned beneficially by all persons known to the Company to own beneficially more than 5% of the Company’s Ordinary Shares, and (ii) certain information regarding the beneficial ownership of our Ordinary Shares by our directors and officers.

The information contained herein has been obtained from the Company’s records, from public filings or from information furnished by the individual or entity to the Company.

Name	Number of Ordinary Shares Beneficially Owned*	Percentage of Outstanding Ordinary Shares**
Yehuda Zisapel (1)	2,849,438	12.83%
York Capital Management Global Advisors, LLC (2)	2,080,576	9.37%
Federated Investors, Inc. (3)	1,391,438	6.27%
Rima Management, LLC (4)	1,698,365	7.65%
Roy Zisapel (5)	1,418,225	6.16%
Cadian Capital Management, LLC (6)	1,107,866	4.99%

All directors and executive officers as a group (12 persons including Yehuda Zisapel and Roy Zisapel) (7) (8)	4,539,084	19.60%

* Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities.  Ordinary shares relating to options currently exercisable or exercisable within 60 days of the date of this table are deemed outstanding for computing the percentage of the person holding such securities but are not deemed outstanding for computing the percentage of any other person.

** The percentages shown are based on 22,208,368 Ordinary Shares issued and outstanding (excluding 1,795,957 treasury shares), as of February 1, 2013.

(1) Chairman of the Board of Directors of Radware. Consists of: (i) 2,505,243 ordinary shares held directly; (ii) 3,801 options to purchase ordinary shares at an exercise price of $8.78 which are fully vested or which will be fully vested within the next 60 days and which expire in September, 2014; (iii) 295,000 ordinary shares held of record by Carm-AD Ltd., an Israeli company wholly-owned by Yehuda Zisapel; and (iv) 45,394 ordinary shares held of record by Radbit Computers Inc., a New York corporation partially owned by Bynet Data Communication Ltd.,  an Israeli company wholly-owned by Yehuda Zisapel and his wife, Nava Zisapel.

(2) Shares are beneficially owned as follows: (i) 226,541 Ordinary shares directly owned by York Capital Management, L.P., a Delaware limited partnership (“York Capital”), the general partner of which is Dinan Management, L.L.C.; (ii) 411,041 Ordinary shares directly owned by York Multi-Strategy Master Fund, L.P., a Cayman Islands exempted limited partnership (“York Multi-Strategy”), the general partner of which is Dinan Management, L.L.C.; (iii) 470,880 Ordinary shares directly owned by York Select, L.P., a Delaware limited partnership (“York Select”), the general partner of which is York Select Domestic Holdings, LLC; (iv) 403,286 Ordinary shares directly owned by York Select Master Fund, L.P., a Cayman Islands exempted limited partnership (“York Select Master”), the general partner of which is York Select Domestic Holdings, LLC; (v) 105,547 Ordinary shares directly owned by York Global Value Master Fund, L.P., a Cayman Islands exempted limited partnership (“York Global Value”), the general partner of which is York Global Value Holdings, LLC; (vi) 23,111 Ordinary shares directly owned by Jorvik Multi-Strategy Master Fund, L.P., a Cayman Islands exempted limited partnership (“Jorvik”), the general partner of which is Dinan Management, L.L.C.; and (vii) 440,170 Ordinary shares directly owned by certain accounts (the “Managed Accounts”) managed by York Managed Holdings, LLC (“York Managed Holdings”) or York UCITS Holdings, LLC (“York UCITS Holdings”). York Capital Management Global Advisors, LLC, a New York limited liability company (“YGA”), the sole managing member of the general partner of each of York Capital, York Multi-Strategy, York Select, York Select Master, York Global Value and Jorvik and the sole managing member of York Managed Holdings and York UCITS Holdings, exercises investment discretion over such investment funds and the Managed Accounts and accordingly may be deemed to have beneficial ownership over the Ordinary shares directly owned by such investment funds and the Managed Accounts. This information is based on information provided in the Statement on Schedule 13G filed with the SEC by YGA on February 14, 2012. As of February 10, 2011, YGA and its related entities owned 9.67% of our outstanding ordinary shares.  Prior to this, YGA had not publicly disclosed any beneficial ownership of our ordinary shares.

(3) Shares are beneficially owned by Federated Investors, Inc. (the “Parent”) the parent holding company of Federated Equity Management Company of Pennsylvania and Federated Global Investment Management Corp. (the “Investment Advisers”), which act as investment advisers to registered investment companies and separate accounts that own our ordinary shares of common stock . The Investment Advisers are wholly owned subsidiaries of FII Holdings, Inc., which is a wholly owned subsidiary of Federated Investors, Inc., the Parent. All of the Parent’s outstanding voting stock is held in the Voting Shares Irrevocable Trust (the “Trust”) for which John F. Donahue, Rhodora J. Donahue and J. Christopher Donahue act as trustees (collectively, the “Trustees”). This information is based on information provided in the Amendment No. 4 to Statement on Schedule 13G filed with the SEC by Parent, the Trust and the Trustees on February 9, 2012. Based on previous amendments to the Schedule 13G filed with the SEC by Federated Investors, Inc., it beneficially owned, as of March 18, 2011,  7.48% of our outstanding ordinary shares, and as of April 10, 2010,  10.05% of our outstanding ordinary shares.

(4) Shares are beneficially owned by Rima Senvest Management, LLC, a Delaware corporation (“Rima”), and Richard Mashaal, a Canadian citizen. This information is based on information provided in the Amendment No. 5 to Statement on Schedule 13G filed with the SEC by Mr. Mashall and Rima on February 14, 2012. Based on previous amendments to the Schedule 13G filed with the SEC by Mr. Mashall and Rima, Rima beneficially owned, as of March 18, 2011, 7.35% of our outstanding ordinary shares and, as of  April 10, 2010, 9.77% of our outstanding ordinary shares.

(5) President and CEO of Radware and member of its Board of Directors. Consists of 618,225 shares and 800,000 options to purchase ordinary shares which are fully vested or which will be fully vested within the next 60 days. The options consist of 300,000 options at an exercise price of $8.78 which expire in September 2014; and 500,000 options at an exercise price of $15.22 which expire in December 2014.

(6) This information is based on information provided in the Amendment No. 1 to Statement on Schedule 13G filed with the SEC by Cadian Capital Management, LLC and Mr. Eric Bannasch on February 14, 2012. Based on the Schedule 13G previously filed with the SEC by Cadian and Mr. Bannasch, they beneficially owned, as of March 18, 2011, 5.22% of our outstanding ordinary shares.

(7) Consists of 3,585,158 shares and 953,926 options to purchase ordinary shares which are fully vested or which will be fully vested within the next 60 days. The options consist of 54,500 options at an exercise price of $6.15 which expire in April 2014; 333,801 options at an exercise price of $8.78 which expire in September 2014; 10,000 options at an exercise price of $10.90 which expire in December 2014; 500,000 options at an exercise price of $15.22 which expire in December 2014; 3,125 options at an exercise price of $15.30 which expire in March 2015; 20,000 options at an exercise price of $34.58 which expire in December 2015; 7,500 options at an exercise price of $35.93 which expire in December 2015; 15,000 options at an exercise price of $33.41 which expire in December 2015; and 10,000 options at an exercise price of $24.67 which expire in November 2016.

(8) Each of the directors and executive officers not separately identified in the above table beneficially owns less than 1% of our outstanding ordinary shares (including options held by each such party,  which are vested or shall become vested within 60 days of the date of this proxy statement) and have therefore not been separately disclosed.

*PROPOSAL FOR THE SPECIAL MEETING*

ITEM 1 — FORWARD SHARE SPLIT
(Item 1 on the Proxy Card)

Background

Our Board of Directors evaluates, from time to time, the effect of the trading price of our Ordinary Shares on the liquidity and marketability of our Ordinary Shares and believes that the  increase in the market price of our Ordinary Shares in the past several years could make them less affordable and, therefore, less attractive to potential investors. In addition, our Board of Directors believes that this price appreciation, and the associated reduction in number of Ordinary Shares covered by equity awards we issue to newly hired and existing employees, has reduced the perceived attractiveness of our employee equity awards. Our Board of Directors believes that effecting a forward share split would make our Ordinary Shares more affordable and attractive to a broader group of potential investors, increase liquidity in the trading of our Ordinary Shares and increase the attractiveness of our employee equity awards.

In light of the above, our Board of Directors believes it is in the best interests of the Company to effect a forward share split and recommends that our shareholders authorize the Board to effect such split of Ordinary Shares at a ratio of two-for-one (2:1). This would require amendments to the Memorandum and Amended and Restated Articles of Association that would effect (i) an increase in the number of our authorized Ordinary Shares from 30,000,000 to 60,000,000 and (ii) a proportionate decrease in the par value of our Ordinary Shares from NIS 0.10 per Ordinary Share to NIS 0.05 per Ordinary Share.

Our Board of Directors believes that the benefits of the forward share split outweigh the risks associated with such action, as described below.

Risks of a Forward Share Split

While our Board of Directors believes that the potential advantages of a forward share split outweigh the risks, if we effect a forward share split you should be aware that there is no assurance that:

•	our Ordinary Shares will trade at a proportionate decrease in price in proportion to the increase in the number of outstanding Ordinary Shares resulting from the forward shares split;

•	the liquidity of our Ordinary Shares will increase due to the increased number of shares that would be outstanding after the forward share split; or

•	engaging in a forward share split will not be perceived in a negative manner by investors, analysts or other stock market participants.

Effects of the Forward Share Split on our Ordinary Shares

A forward share split will increase the number of Ordinary Shares issued and outstanding and the number of shares authorized but unissued into a proportionately greater number of Ordinary Shares. It will also result in a further adjustment of the par value of our Ordinary Shares from NIS 0.10 per Ordinary Share to NIS 0.05 per Ordinary Share.  For example, if we implement the two-for-one (2:1) forward share split, then (1) a shareholder holding 200 Ordinary Shares, NIS 0.10 par value, prior to the forward share split would hold 400 Ordinary Shares, NIS 0.05 par value, after the forward share split, (2) the number of our authorized Ordinary Shares will increase from 30,000,000 to 60,000,000 Ordinary Shares, and (3) the number of Ordinary Shares issued and outstanding would increase from 22,208,368 to 44,416,736. However, each shareholder's proportionate ownership of the issued and outstanding Ordinary Shares immediately following the effectiveness of the forward share split would remain the same.

The forward share split will also affect the outstanding options under our equity incentive plans. Generally, such options include provisions providing for adjustments to the number of Ordinary Shares underlying such securities and the exercise or conversion price thereof in the event of a forward share split in order to maintain the same economic effect. If we implement the two-for-one (2:1) forward share split, each of the outstanding options to purchase our Ordinary Shares would represent the right to purchase that number of Ordinary Shares equal to 200% of the Ordinary Shares previously covered by the options and the exercise price per share would be one-half the previous exercise price.

Additional Information

If our Board of Directors resolves to effect the forward share split, we will publicly announce the same and additional details regarding the forward share split, including details regarding any  exchange of share certificates that may be necessary for shareholders to receive the new number of Ordinary Shares held by such shareholders.

If shareholders approve the forward share split but the Board determines not to effect such share split until June 30, 2013, the Board of Director's authority to effect the forward share split will terminate. No further action on the part of the shareholders will be required to either effect or abandon the forward share split.

Proposed Resolutions

It is therefore proposed that at the Meeting the following resolutions be adopted:

 “RESOLVED, that the Board of Directors is authorized, in its discretion, to effect a forward share split of the Company’s Ordinary Shares at a ratio of two-for-one;

RESOLVED, that the Board of Directors is authorized to determine the effective date (to be no later than June 30, 2013) of the forward share split, in the discretion of the Board of Directors based on the market, business and economic conditions prevailing at the time of such determination and such other factors deemed relevant by the Board of Directors, such determination to be conclusive evidence of the necessity or desirability thereof;

RESOLVED, that simultaneously with the effectiveness, if any, of the forward share split the number of authorized Ordinary Shares shall be increased from 30,000,000 to 60,000,000, and the par value of each Ordinary Share shall be decreased from NIS 0.10 per Ordinary Share to NIS 0.05 per Ordinary Share;

RESOLVED, that simultaneously with the effectiveness, if any. of the forward share split, the first sentence of Section 3 of the Company’s Memorandum of Association, as amended, and Article 4 of the Company's Amended and Restated Articles of Association be amended to read as follows:

"The Company's share capital is Three Million New Israeli Shekels (NIS 3,000,000) divided into Sixty Million (60,000,000) ordinary registered shares of NIS 0.05 par value each."

RESOLVED, that if any amendment to the Memorandum of Association or Amended and Restated Articles of Association of the Company is approved, at any time and from time to time, the Board of Directors of the Company shall be authorized, in its sole discretion, to restate the Memorandum of Association and/or the Amended and Restated Articles of Association of the Company, to reflect such amendments.”

The affirmative vote of not less than 75% of the Ordinary Shares represented at the Meeting in person or by proxy and voting thereon is required to adopt the proposed resolutions.

The Board of Directors recommends a vote FOR approval of the proposed resolution.

ITEM 2
OTHER BUSINESS

Management currently knows of no other business to be transacted at the Meeting, other than as set forth in the Notice of Extraordinary General Meeting of Shareholders; but, if any other matters are properly presented at the Meeting, the persons named in the enclosed form of proxy will vote upon such matters in accordance with their best judgment.

By Order of the Board of Directors /s/ Roy Zisapel ROY ZISAPEL President and Chief Executive Officer

Dated:  February 19, 2013